SCHEDULE 13D


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                 SCHEDULE 13D
                              (Amendment No. 2)*

                   Under the Securities Exchange Act of 1934

                         NET 1 UEPS TECHNOLOGIES, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   64107N206
------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Chad L. Smart
                                c/o Brait S.A.
                             180 rue des Aubepines
                              L-1145, Luxembourg
                               (352269) 255-2180

                                With a copy to:

                              Jaime Mercado, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 22, 2006
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  64107N206
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        South African Private Equity Fund III, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        8,718,504
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        8,718,504

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        8,718,504

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

        PN

________________________________________________________________________________

CUSIP No.:  64107N206
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SAPEF III International G.P. Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        8,718,504
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        8,718,504

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        8,718,504

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

        IV

________________________________________________________________________________

CUSIP No.:  64107N206
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Capital Partners Group Holdings Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        9,221,526
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        9,221,526

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        9,221,526

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.27%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

        IV

________________________________________________________________________________

CUSIP No.:  64107N206
---------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brait S.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

        OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Luxembourg

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        9,387,984
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        9,387,984

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        9,387,984

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.57%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

        IV

________________________________________________________________________________

                               TABLE OF CONTENTS


Item 1.  Security and Issuer.
Item 2.  Identity and Background.
Item 3.  Source and Amount of Funds or Other Consideration.
Item 4.  Purpose of Transaction.
Item 5.  Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7.  Material to be Filed as Exhibits.
SIGNATURE
STOCK PURCHASE AGREEMENT
JOINT FILING AGREEMENT

         This Statement constitutes Amendment No. 2 ("Amendment") to the Statement on Schedule 13D (the "Original Schedule 13D") originally filed on June 7, 2004 with the Securities and Exchange Commission ("SEC") by the Reporting Persons (as defined herein) and relates to Common Stock, par value $0.001 per share ("Common Stock"), of Net 1 UEPS Technologies, Inc. (the "Issuer"). This Amendment is being filed to report that, pursuant to the Stock Purchase Agreement (defined herein and more fully described in Item 6 below), the Reporting Persons sold beneficial ownership of the shares of Common Stock reported herein (the "Shares"). Except as modified herein, the Original
Schedule 13D is unmodified.


Item 1. Security and Issuer.

This Amendment relates to the sale of the Shares. The address of the principal executive offices of the Issuer is Net 1 UEPS Technologies, Inc., President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.


Item 2. Identity and Background.

This Amendment is being filed on behalf of:

(i) South African Private Equity Fund III L.P., a Cayman Islands limited partnership ("SAPEF III Fund");

(ii) SAPEF III International G.P. Limited, a Cayman Islands limited company ("SAPEF G.P."), in its capacity as the general partner of SAPEF III Fund;

(iii) Capital Partners Group Holdings Limited, a British Virgin Isles limited company ("Capital Partners"), in its capacity as a shareholder of SAPEF G.P.; and

(iv) Brait S.A., a Luxembourg company ("Brait S.A."), in its capacity as the parent company of Capital Partners (together with SAPEF III Fund, SAPEF G.P. and Capital Partners, the "Reporting Persons").

This Amendment relates to Shares held by the Reporting Persons.

          The address and principal place of business of each of SAPEF III Fund and SAPEF G.P. is Walker House, P.O. Box 908, George Town, Grand Cayman, Cayman Islands. The address and principal place of business of Capital Partners is Abbott Building, P.O. Box 3186, Road Town, Tortola, British Virgin Islands. The address and principal place of business of Brait S.A. is 180 rue des Aubepines, L-1145, Luxembourg. Each of SAPEF III Fund, SAPEF G.P. and Capital Partners is engaged principally in the business of investing in other companies either directly or through partnerships, and limited liability companies. Brait S.A. is an investment holding company whose affiliates are engaged in a variety of financial services activities.

          Certain information regarding the Reporting Persons' directors and executive officers is set forth in Annex A hereto, which is incorporated by reference herein. The citizenships of all of these individuals are listed in Annex A.

          During the last five years, neither the Reporting Persons nor any of the individuals listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

          The amount of consideration received by SAPEF III Fund, Brait International Limited and SAPET III (as defined below) in connection with the sale of the 3,000,000 Shares was $72.0 million.


Item 4. Purpose of Transaction.

          The Shares held by the Reporting Persons were sold as described in
Item 6. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold the Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Original Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

          Messrs. Anthony C. Ball and Chad L. Smart, each of whom are executives of affiliates of the Reporting Persons, serve on the Board of Directors of the Issuer. As directors of the Issuer, they may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of the Original Schedule 13D.


Item 5. Interest in Securities of the Issuer.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

The filing of this Amendment shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Amendment. In addition, the filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Amendment for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a) SAPEF III Fund beneficially owns 8,718,504 Shares (approximately 15.38% of the total number of shares of Common Stock outstanding).

          SAPEF G.P., in its capacity as general partner of SAPEF III Fund, may be deemed to be the beneficial owner of 8,718,504 Shares (approximately 15.38% of the total number of shares of Common Stock outstanding).

          Capital Partners may be deemed to be the beneficial owner of 9,221,526 Shares (approximately 16.27% of the total number of shares of Common Stock outstanding).

          Brait S.A. may be deemed to be the beneficial owner of 9,387,984 Shares (approximately 16.57% of the total number of shares of Common Stock outstanding).

(b) SAPEF G.P., in its capacity as general partner of SAPEF III Fund, has discretionary authority and control over all of the assets of SAPEF III Fund, including the power to vote and dispose of the Shares. Therefore, SAPEF G.P. may be deemed to have sole power to direct the voting and disposition of 8,718,504 Shares.

          Capital Partners, in its capacity as a shareholder of SAPEF G.P., and its capacity as the parent company of Brait International Limited, has discretionary authority and control over all of the assets of SAPEF G.P. and Brait International Limited including the power to vote and dispose of the Shares. Therefore, Capital Partners may be deemed to have sole power to direct the voting and disposition of 9,221,526 Shares.

          Brait S.A., in its capacity as the parent company of Capital Partners and in its capacity as the parent company of Brait Capital Partners Trustees (Pty) Ltd and Brait Capital Partners SA (Pty) Ltd., the trustee and manager, respectively, of South African Private Equity Trust III ("SAPET III") has discretionary authority and control over all of the assets of Capital Partners and SAPET III, including the power to vote and dispose of the Shares. Therefore, Brait S.A. may be deemed to have sole power to direct the voting and disposition of 9,387,984 Shares.

(c) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d) The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)  Brait International Limited beneficially owns 503,022 Shares
(approximately 0.89% of the total number of shares of Common Stock Outstanding). SAPET III beneficially owns 166,458 shares of Special Convertible Preferred Stock (approximately 0.29% of the total number of shares of Common Stock Outstanding, assuming full conversion of all the shares of Special Convertible Preferred Stock owned by SAPET III).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As previously reported in the Original Schedule 13D, SAPEF G.P. acquired Shares pursuant to a Common Stock Purchase Agreement, dated as of January 30, 2004 (the "Agreement"), between the Issuer and SAPEF G.P., which provided for the sale of 105,661,428 Shares to SAPEF G.P. (or its nominees). A copy of the Agreement attached as Exhibit A to the Original Schedule 13D is incorporated herein by reference in response to this Item 6.

          SAPEF III Fund, SAPET III and Brait International Limited have entered into a Common Stock Purchase Agreement, dated as of June 22, 2006 with investment entities affiliated with General Atlantic LLC and the Issuer (the "Stock Purchase Agreement") pursuant to which these shareholders have agreed to sell in a private placement to these investment entities 3,000,000 shares, at a price of $24.00 per share, for an aggregate purchase price of $72.0 million.

          SAPEF G.P. is a party to the Stock Purchase Agreement, which provided for the sale of shares of Common Stock of the Issuer to certain selling shareholders and certain investment entities affiliated with General Atlantic, a private investment group (or its nominees). A copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference thereto in response to this Item 6.

          The foregoing descriptions of the Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the terms of those agreements, which are incorporated herein by this reference.

          Except as described above and elsewhere in this Amendment, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by SAPEF III Fund, SAPET III and Brait International Limited.


Item 7. Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by this reference.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  June 30, 2006

                               SOUTH AFRICAN PRIVATE EQUITY FUND III L.P.

                               By: SAPEF III International G.P. Limited,
                                   its General Partner

                               By: /s/ Brett Childs
                                   -------------------------------
                                   Name: Brett Childs
                                   Title: Director

                               SAPEF III INTERNATIONAL G.P. LIMITED

                               By: /s/ Brett Childs
                                   -------------------------------
                                   Name: Brett Childs
                                   Title: Director

                               CAPITAL PARTNERS GROUP HOLDINGS LIMITED

                               By: /s/ Brett Childs
                                   -------------------------------
                                   Name: Brett Childs
                                   Title: Director

                               BRAIT S.A.

                                   By:  /s/ Anthony Ball
                                   -------------------------------
                                   Name: Anthony Ball
                                   Title: Executive Chairman

Exhibit Index


1.   Stock Purchase Agreement

2. A written agreement relating to the filing of the joint disposal statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended ("Joint Filing Agreement")